

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 2, 2010

By U.S. mail and facsimile to (931) 433-0470

Mr. Craig H. Studwell, Chief Financial Officer
Fushi Copperweld, Inc.
TYG Center Tower B, Suite 2601
Dong San Huan Bei Lu Bing 2
Beijing, PRC 100027

> **RE:** **Fushi Copperweld, Inc.**
> **Form 10-K for the year ended December 31, 2009 filed March 16, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **File No. 1-33669**

Dear Mr. Studwell:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

1. We note your file number in Edgar is 1-33669. However, on the face of the Form 10-K as well as the subsequent Forms 10-Q of 2010, the file number is shown as 0-19276. Please revise future filings as appropriate.

Our Corporate Structure, page 4

2. Please revise future filings to clarify what the dotted line to Dalian Fushi
    Bimetallic Manufacturing Co., Ltd. represents.

Management's Discussion and Analysis, page 34

3. We note your disclosure on page F-7 that pursuant to the Restructuring
    Agreements, Dalian Fushi is considered a variable interest entity and is
    consolidated within the financial statements. Please expand Management's
    Discussion and Analysis to discuss the risks and uncertainties surrounding
    management's ability to control Dalian Fushi via the Restructuring Agreements.
    This discussion should describe the cash flows and their forms (e.g., royalties,
    management fees) and the restrictions, if any, as they move through the various
    subsidiaries up to Fushi Copperweld, Inc. Please provide us with your planned
    disclosures.

Results of Operations, page 37

4. We note the risk factor on pages 23-24 regarding the fluctuation of the Renminbi,
    the change in the rates for 2009 compared to 2008 and the marked fluctuation in
    the aggregate translation gain from $12.5 million at December 31, 2008 to just
    $132,816 at December 31, 2009. Given these changes, please revise the results of
    operations in future filings to address the impact that the Renminbi fluctuation
    had on each of net sales, gross profit, selling expenses, etc. to the extent material
    for each period presented.

5. We note from page F-6 the significant increase in depreciation during 2009.
    Please expand MD&A in future filings to discuss the reason(s) for the change in
    depreciation.

Liquidity and Capital Resources, page 47

6. We note your discussion on page 48 related to investments in deposit (advance to
    suppliers), wherein you state that due to globally depressed commodity prices,
    you had the opportunity to secure lower purchase prices which in turn lowered the
    average purchase price of raw materials and minimized the loss resulting from the
    significant decline in spot prices in the fourth quarter of 2008. Please tell us and
    revise future filings to clarify whether your ability to lock in prices has caused or
    could cause you to potentially be at risk if commodity prices decrease
    significantly from the price you have secured or locked into. If so, please address
    whether you have or may be required to purchase raw materials at prices higher
    than market such that impairment may be a concern. Please expand your
    inventory accounting policies to address these advances to suppliers.

Critical Accounting Policies, page 50

7. Please identify consolidation as a critical accounting policy in future filings to provide investors with a comprehensive understanding of management's judgments as to how the Restructuring Agreements allow for consolidation despite apparent control prohibitions. Please provide us with your planned disclosures.

Item 9A. Controls and Procedures, page 57

8. We note your disclosure regarding disclosure controls and procedures. The definition you have provided does not fully conform to the definition set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Specifically, you do not state whether your disclosure controls and procedures were also effective to ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm, if true, that your management's conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures as of December 31, 2009.

Note 8 – Prepaid Taxes, Taxes Payable and Deferred Tax Asset, page F-21

9. Please revise future filings herein to disclose the pretax income attributable to the US and foreign operations. Refer to Rule 4-08(h)(1) of Regulation S-X.

Note 23 – Quarterly Financial Data (Unaudited), page F-40

10. We note you have not provided the quarterly information for the fiscal year ended December 31, 2008. Please tell us how you considered Item 302(a)(1) of Regulation S-K or revise future filings accordingly.

Parent Company Financial Statements, page F-41

11. You indicate that your parent only financial statements are unaudited. We note that Rule 5-04(c) of Regulation S-X requires these financial statements to be examined by your independent accountant. Please amend your Form 10-K to provide these audited financial statements and request that your auditors revise their audit report accordingly.

Form 10-Q for the period ended June 30, 2010

Note 19 – Business combination, page 24

12. We note the "bargain purchase gains" related to the acquisitions of Jinchuan in the first quarter of 2010 and Hongtai in the second quarter of 2010. ASC Topic 805-30-25-4 requires an acquirer to reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a bargain purchase gain. In this regard, please provide us your comprehensive analysis of how you determined the fair values of these assets and liabilities were appropriate to support the recognition of these gains. Please refer to the guidance in ASC Topic 820-10-35-24 through 820-10-35-28.

Form 10-Q for the period ended September 30, 2010

Note 9 – Credit facility, page 20

13. We note that under the Regions Bank credit facility, Copperweld is required to maintain a minimum tangible net worth and a fixed charge coverage ratio. If it is reasonably likely that you will not meet your financial covenants, please disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief